Exhibit 99.2

For Immediate Release	September 18, 2006

CANADIAN SUPERIOR ENERGY INC. ANNOUNCES SUCCESSFUL
2006 SUMMER DRILLING PROGRAM

CALGARY, ALBERTA - (CCNMatthews — September 18, 2006) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG) (AMEX:SNG) of Calgary, Alberta announced today the results of its Western Canadian conventional oil and gas drilling program conducted this summer in the 3rd quarter of 2006. Canadian Superior, as Operator, drilled nine (9) conventional oil and gas wells in July, August and September 2006, with an average working interest of 80%.

This drilling was 89% successful; and, the eight (8) successful wells included a significant gas discovery, that will be tied-in in the 4th quarter, with a 70% working interest, that tested at a rate of 3.8 mmscf/d sweet natural gas, 15 bbls/mmcf condensate at a tubing pressure of 800 psi for a combined rate of 690 boe/d and also an oil well, drilled with a major oil company (50% working interest), that is expected to come on production before month-end at a rate of approximately 150 boe/d.

During the 3rd quarter of 2006 Canadian Superior tied-in six (6) Company Operated conventional oil and gas wells and by the end of September in Western Canada the Company will be producing approximately 3,330 boe/d, with further gains anticipated upon tying-in additional wells, including the gas well mentioned above, and over 25 gross (7 net) non-operated Coal Bed Methane (“CBM”) wells that are expected to be tied-in by year-end. Average Daily Production in the first half of 2006 was 2,785 boe/d, up 15% compared to the first half of 2005.

Other major activities this summer have included the ongoing preparation for Canadian Superior’s offshore drilling program off the east coast of Trinidad on its “Intrepid” Block 5(c). Earlier this year Canadian Superior contracted the Kan Tan IV Semi-Submersible Drilling Rig, managed by A. P. Moller - Maersk A/S of Copenhagen, Denmark, for a firm multi-well drilling program Canadian Superior will be drilling on its Block 5(c) “Intrepid” block offshore Trinidad. The semi-submersible rig is presently undergoing a scheduled refurbishment underway in Brownsville, Texas and the rig will be departing the shipyard for Trinidad in December to commence drilling for Canadian Superior.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production Company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forwardlooking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 — 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Mike Coolen, President & COO
Phone: (403) 294-1411
Fax: (403) 216-2374
www.cansup.com